Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2022

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The date of this MD&A is May 3, 2022. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles (“GAAP”), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP and Other Financial Measures”, “Oil and Natural Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Mar. 31 2022	Dec. 31 2021	Sep. 30 2021	June 30 2021	Mar. 31 2021	Dec. 31 2020	Sep. 30 2020	June 30 2020
Production revenues	$203.7	$149.8	$124.5	$111.0	$92.2	$72.8	$75.4	$48.2
Cash flow from operating activities	83.9	62.6	65.5	42.2	28.4	11.1	34.8	2.1
Basic per share (1)	1.03	0.81	0.88	0.57	0.39	0.15	0.47	0.03
Diluted per share (1)	1.00	0.78	0.85	0.55	0.37	0.15	0.47	0.03
Funds flow from operations (2)	78.6	80.0	59.3	42.3	36.3	26.4	30.4	24.7
Basic per share (3)	0.97	1.04	0.79	0.57	0.49	0.36	0.41	0.34
Diluted per share (3)	0.94	1.00	0.77	0.55	0.48	0.36	0.41	0.34
Net income (loss)	23.8	21.7	46.6	322.5	23.2	0.2	(3.2)	(21.1)
Basic per share	0.29	0.28	0.62	4.33	0.32	0.01	(0.04)	(0.29)
Diluted per share	$0.28	$0.27	$0.60	$4.23	$0.31	$0.01	$(0.04)	$(0.29)

Production
Light oil (bbl/d)	11,114	11,155	10,314	10,836	10,014	10,055	10,952	12,800
Heavy oil (bbl/d)	5,789	3,237	2,688	2,660	2,788	2,895	2,823	1,966
NGLs (bbl/d)	2,432	2,310	2,213	2,162	2,056	2,087	2,244	2,278
Natural gas (mmcf/d)	60	58	54	54	50	52	54	53

Total (boe/d)	29,407	26,352	24,164	24,651	23,225	23,644	25,031	25,872

(1)	Supplemental financial measure. See “Non-GAAP and Other Financial Measures”.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended March 31
(millions, except per share amounts)	2022	2021
Cash flow from operating activities	$83.9	$28.4
Change in non-cash working capital	(18.0)	10.3
Decommissioning expenditures	8.5	3.3
Onerous office lease settlements	2.3	2.3
Deferred financing costs	(0.7)	(1.0)
Financing fees paid	—	4.1
Restructuring charges (1)	2.5	(2.0)
Transaction costs	0.1	0.1
Other expenses (1)	—	(9.2)

Funds flow from operations (2)	78.6	36.3
Capital expenditures	(103.4)	(29.5)
Decommissioning expenditures	(8.5)	(3.3)

Free Cash Flow (2)	$(33.3)	$3.5

Per share – funds flow from operations (3)
Basic per share	$0.97	$0.49
Diluted per share	$0.94	$0.48

(1)	Excludes the non-cash portion of restructuring and other expenses.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

In Q1 2022, funds flow from operations and cash flow from operating activities were significantly higher compared to Q1 2021 due to 27 percent (approximately 6,200 boe per day) higher production volumes and higher commodity prices. In the second half of 2021 and into 2022, the Company increased development activities in response to higher commodity prices which led to higher production levels in 2022. Additionally, in Q4 2021, the Company acquired the remaining 45 percent interest of the Peace River Oil Partnership (“PROP”) from our joint venture partner which increased production levels by approximately 2,400 boe per day.

These results were partially offset by higher share-based compensation charges in Q1 2022 of $22.7 million related to certain share based incentive plans, primarily due to the significant increase in the Company’s share price and resultant mark-to-market charge (March 31, 2022 share price close of $11.08 compared to December 31, 2021 share price close of $5.21).

Business Strategy

Our strategy is focused on maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder returns. We believe our plan to focus development activity on our Cardium and Peace River assets will generate value for all stakeholders. Our industry leading Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile that is capable of generating growth and sustainable free cash flow. Additionally the Company’s consolidation of the 100 percent interest in PROP combined with our recent success of adding to our substantial land position in Peace River results in an asset base with compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders.

During Q1 2022, our drilling program had four drilling rigs active which resulted in 15 wells (14.5 net) drilled in our Willesden Green and Pembina areas and an additional four wells (4.0 net) in our Peace River area. The strong results of our recent development program contributed to Q1 2022 production of 29,407 boe per day, our highest quarterly production level since 2018.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

In conjunction with our plan to complete a debt refinancing during the first half of 2022 incorporating senior and subordinated debt, we are reevaluating our second half program and look to appropriately balance production growth, debt repayment and return of capital as we move forward through 2022.

In Q1 2022, we continued our participation in the Alberta Site Restoration Program (“ASRP”), focusing on inactive fields in Northern Alberta. Our decommissioning activity in 2021 and 2022 will benefit from over $37 million (gross) of ASRP grants, of which approximately $26.6 million (net) have been utilized since inception through to the end of Q1 2022.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Benchmark prices
WTI oil ($US/bbl)	$94.29	$77.19	$70.56	$66.07	$57.84	$42.66	$40.93	$27.85
Edm mixed sweet par price (CAD$/bbl)	115.64	93.36	83.77	77.30	66.61	50.29	49.83	29.55
Western Canada Select (CAD$/bbl)	100.99	78.82	71.80	67.01	57.45	43.46	42.41	22.42
NYMEX Henry Hub ($US/mmbtu)	4.95	5.83	4.01	2.83	3.56	2.53	2.00	1.72
AECO Index (CAD$/mcf)	4.74	4.66	3.60	3.09	3.15	2.77	2.24	1.99
Foreign exchange rate ($US/CAD$)	1.27	1.26	1.26	1.23	1.27	1.30	1.33	1.39

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.96)	(3.10)	(4.08)	(3.11)	(5.24)	(4.07)	(3.51)	(6.14)
WTI - WCS Heavy ($US/bbl)	(14.53)	(14.64)	(13.58)	(11.49)	(12.47)	(9.31)	(9.08)	(11.47)

Average sales price (1)
Light oil (CAD$/bbl)	117.91	92.55	84.27	76.97	67.34	50.76	50.84	29.20
Heavy oil (CAD$/bbl)	84.77	51.76	60.87	48.58	40.48	30.00	29.54	5.98
NGLs (CAD$/bbl)	68.09	59.46	52.79	42.79	41.04	24.61	22.11	11.65
Total liquids (CAD$/bbl)	101.72	80.07	75.55	66.95	58.27	43.14	43.06	24.18
Natural gas (CAD$/mcf)	$4.96	$5.05	$3.89	$3.21	$3.21	$2.81	$2.40	$2.14

(1)	Excludes the impact of realized hedging gains or losses.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Oil

In Q1 2022, WTI averaged US$94.29 per barrel and increased steadily throughout the period with March settling at approximately US$108 per barrel. The increase was mainly due to concerns regarding overall supply compounded by the conflict in Ukraine and the sanctions that followed on Russian oil exports.

In Q1 2022, both Mixed Sweet Blend (“MSW”) and Western Canada Select (“WCS”) differentials strengthened during the period as inventory levels in Western Canada were drawn down. For the quarter, the WCS differential averaged US$14.53 per barrel and MSW differential averaged US$2.96 per barrel off WTI.

The Company has the following oil contracts in place on a weighted average basis:

Term	Notional volume	Pricing
WTI
April 2022	8,183 bbl/d	$121.81/bbl
May 2022	4,000 bbl/d	$133.42/bbl

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional volume	Pricing
WTI
Q2 2022	1,121 bbl/d	US$65.11/bbl
Q3 2022	593 bbl/d	US$63.26/bbl
Q4 2022	606 bbl/d	US$62.30/bbl
Heavy Oil – WCS Differential
Q2 2022	801 bbl/d	US($15.43)/bbl

Natural Gas

NYMEX Henry Hub natural gas averaged US$4.95 per mmbtu for Q1 2022 reaching a high of US$6.70 per mmbtu in February as a result of higher demand due to cold weather and US LNG exports.

In Alberta, AECO 5A followed a similar trend to NYMEX Henry Hub averaging $4.74 per mcf for Q1 2022. AECO natural gas prices were impacted by cold weather in February, reaching a high of $6.15 per mcf before settling in the $4.00 per mcf range in March.

The Company has the following natural gas hedges in place on a weighted average basis:

Term	Notional volume	Pricing
April 2022	21,326 mcf/d	$4.43/mcf
May – October 2022	26,065 mcf/d	$4.74/mcf

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Average Sales Prices

	Three months ended March 31
	2022	2021	% change
Light oil (per bbl)	$117.91	$67.34	75
Heavy oil (per bbl)	84.77	40.48	109
NGLs (per bbl)	68.09	38.20	78

Total liquids (per bbl)	101.72	58.27	75
Risk management loss (per bbl)	(10.07)	(3.82)	164

Total liquids price, net (per bbl)	91.65	54.45	68

Natural gas (per mcf)	4.96	3.21	55
Risk management gain (per mcf)	0.02	—	—

Natural gas net (per mcf)	4.98	3.21	55

Weighted average (per boe)	77.07	44.21	74
Risk management loss (per boe)	(6.58)	(2.44)	170

Weighted average net (per boe)	$70.49	$41.77	69

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2022	2021	% change
Light oil (bbls/d)	11,114	10,014	11
Heavy oil (bbls/d)	5,789	2,788	108
NGLs (bbls/d)	2,432	2,056	18
Natural gas (mmcf/d)	60	50	20

Total production (boe/d)	29,407	23,225	27

Production levels have increased in Q1 2022 compared to the prior period due to strong results from the Company’s development program. Additionally, in Q4 2021 the Company acquired the remaining 45 percent interest in PROP which contributed 2,400 boe per day of primarily heavy oil production. In the comparable period of 2021, production results were impacted by minimal development activity as the Company had recently restarted drilling activity as commodity price started to improve at that time.

The Company has completed our 2021 development program with all wells on production by the end of Q1 2022. From our 2022 development program four wells (3.8 net) were on production by the end of the quarter with strong results.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended March 31
Daily production (boe/d) (1)	2022	2021	% change
Cardium	21,878	19,056	15
Peace River	6,469	3,012	115
Alberta Viking	690	794	(13)
Legacy	370	363	2

Total	29,407	23,225	27

(1)	Refer to “Supplemental Production Disclosure” for details by product type.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended March 31
(per boe)	2022	2021
Netback:
Sales price (1)	$77.07	$44.21
Risk management loss (2)	(6.58)	(2.44)
Royalties	(11.35)	(2.68)
Transportation	(2.76)	(1.79)
Net operating costs (3)	(13.93)	(13.52)

Netback (3)	$42.45	$23.78

	(boe/d )	(boe/d )

Production	29,407	23,225

(1)	Includes the impact of commodities purchased and sold to/from third parties - $0.3 million (2021 – $0.2 million).
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Non-GAAP financial ratios. See “Non-GAAP and Other Financial Measures”.

In Q1 2022, netbacks were higher than the comparable period due to higher commodity prices resulting from supply concerns including due to the conflict in Ukraine and the sanctions that followed on Russian oil exports. This was partially offset by realized hedging losses and higher royalties due to higher oil prices, as well as increased transportation costs due to the higher production in Peace River from the PROP acquisition and Bluesky wells brought on production at the end of Q4 2021.

	Three months ended March 31
(millions)	2022	2021
Netback:
Sales (1)	$204.0	$92.4
Risk management loss (2)	(17.4)	(5.1)
Royalties	(30.0)	(5.7)
Transportation	(7.3)	(3.7)
Net operating costs (3)	(36.9)	(28.3)

Netback (3)	$112.4	$49.6

(1)	Includes the impact of commodities purchased and sold to/from third parties - $0.3 million (2021 – $0.2 million).
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Non-GAAP financial measures. See “Non-GAAP and Other Financial Measures”.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended March 31
(millions)	2022	2021
Production revenues	$203.7	$92.2
Sales of commodities purchased	3.1	2.0
Less: Commodities purchased	(2.8)	(1.8)

Sales	204.0	92.4
Realized risk management loss (1)	(17.4)	(5.1)

Gross revenues (2)	$186.6	$87.3

(1)	Relates to realized risk management gains and losses on commodity contracts.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Both production revenues and gross revenues were significantly higher in 2022 due to increases in both commodity prices and production volumes. Increases in gross revenues were partially offset by higher realized hedging losses during the period compared to Q1 2021.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – March 31, 2021	$87.3
Increase in liquids production	19.2
Increase in liquids prices	79.9
Increase in natural gas production	3.0
Increase in natural gas prices	9.5
Increase in realized oil risk management loss	(12.4)
Increase in realized natural gas risk management gain	0.1

Gross revenues – January 1 – March 31, 2022 (2)	$186.6

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(2)	Excludes processing fees and other income.

Royalties

	Three months ended March 31
	2022	2021
Royalties (millions)	$30.0	$5.7
Average royalty rate (1)	15%	6%

(1)	Excludes effects of risk management activities and other income.

For Q1 2022, both absolute royalties and the average royalty rate increased from the comparable period largely due to higher commodity prices.

Expenses

	Three months ended March 31
(millions)	2022	2021
Net Operating (1)	$36.9	$28.3
Transportation	7.3	3.7
Financing	9.8	9.9
Share-based compensation	$24.1	$2.7

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended March 31
(millions)	2022	2021
Operating costs	$40.3	$30.9
Less processing fees	(1.9)	(1.6)
Less road use recoveries	(1.5)	(1.0)

Net Operating costs (1)	$36.9	$28.3

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Operating costs have increased compared to Q1 2021 as a result of higher production and increased repair and maintenance activity as more projects become economic under the current commodity price environment. Additionally, inflation added general cost pressure and higher natural gas prices (which benefitted our revenue) increased power costs.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. The PROP acquisition and new wells drilled in Q4 2021, resulted in higher production and thus higher transportation costs in Q1 2022 when compared to Q1 2021. The increase in realized prices is partially offset by additional transportation costs.

Financing

Financing expense consists of the following:

	Three months ended March 31
(millions)	2022	2021
Interest on bank debt and senior notes	$5.5	$5.7
PROP Limited recourse loan	0.5	—
Advisor fees	0.3	0.7
Accretion on decommissioning liability	2.5	1.5
Accretion on office lease provision	0.4	0.5
Accretion on other non-current liability	0.1	—
Accretion on lease liabilities	0.1	0.2
Deferred financing costs	0.7	1.0
Debt modification	(0.3)	2.3

Financing	$9.8	$11.9

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior notes and PROP limited-recourse loan. Financing charges were comparable in the 2022 and 2021 periods as higher interest rates under the Company’s current banking agreements in Q1 2022 were offset by lower balances under our syndicated credit facility and senior notes.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at March 31, 2022, 84 percent (December 31, 2021 – 82 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The aggregate amount available under the syndicated credit facility is $366.8 million which consists of a $260.0 million revolving syndicated credit facility and a $106.8 million non-revolving term loan. The revolving period under the syndicated credit facility is set at May 31, 2022, with the maturity date of both the syndicated credit facility and non-revolving term loan of November 30, 2022.

At March 31, 2022, the carrying value of the Company’s US dollar denominated senior notes was $47.1 million (December 31, 2021 – $54.9 million). Early in Q1 2022, the Company repaid senior secured notes in the amount of US$5.7 million (CAD $7.1 million) which resulted in a decrease in the carrying value. Additionally, a stronger Canadian dollar against the US dollar at the comparable balance sheet date contributed to a lower carrying value.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Summary information on the Company’s senior notes outstanding as at March 31, 2022 is as follows:

	Amount (millions)		Maturity date	Average interest rate	Weighted average remaining term (years)
2008 Notes	US$	3.2	November 30, 2022	9.37%	0.7
2010 Q1 Notes	US$	7.8	November 30, 2022	8.82%	0.7
2010 Q4 Notes	US$	16.9	November 30, 2022	7.91%	0.7
2011 Notes	US$	9.8	November 30, 2022	7.76%	0.7

In Q4 2021, as part of the 45 percent interest acquisition in PROP, a portion of the cash consideration was obtained through a new $16.3 million limited-recourse amortizing loan. The maturity date of the loan is December 31, 2022 and it has an interest rate of 10.5 percent. At March 31, 2022, $10.5 million was outstanding on the loan.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs”) granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Three months ended March 31
	2022	2021
DSUs	$12.1	$2.2
PSUs	6.0	0.2
NTIP	4.6	—

Cash settled share-based incentive plans	$22.7	$2.4

RSUs	$0.8	$0.3
Options	0.6	—

Equity settled share-based incentive plans	1.4	0.3

Share-based compensation	$24.1	$2.7

In Q1 2022, the increase in share-based compensation is largely attributed to the significant increase in the Company’s share price which closed at $11.08 per share at March 31, 2022 (2021 - $1.82 per share) an increase from $5.21 per share at December 31, 2021 (2020 - $0.87 per share). The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the RPSU plan, DSU plan and NTIP plan future obligations.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

General and Administrative Expenses (“G&A”)

	Three months ended March 31
(millions, except per boe amounts)	2022	2021
Gross	$7.6	$6.3
Per boe (1)	2.88	3.01
Net	4.1	3.5
Per boe (1)	$1.57	$1.69

(1)	Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

Increased staffing levels due to higher activity levels largely contributed to the increase in absolute G&A costs in Q1 2022. On a per boe basis, G&A was lower due to higher production levels.

Restructuring and other expenses

	Three months ended March 31
(millions)	2022	2021
Restructuring	$2.5	$(2.0)

Other	$—	$(9.2)

In Q1 2022, restructuring expenses included severance charges as well as the acceleration of certain expenses under the RPSU plan due to staff changes.

Both restructuring and other expenses in Q1 2021 included settlement benefits of previously accrued costs.

Depletion, Depreciation and Impairment

	Three months ended March 31
(millions)	2022	2021
Depletion and depreciation (“D&D”)	$40.1	$24.5

PP&E Impairment	$11.3	$1.0

The Company’s D&D expense has increased from the comparable period, primarily due to higher production and non-cash impairment reversal charges recorded in 2021 in the Cardium and Peace River cash generating units (“CGUs”) which increased the depletable base. These impairment charges were recorded mainly due to the improved commodity price environment and strong drilling results in the Cardium area along with the Company entering into an agreement to purchase the remaining 45 percent interest of our partner in PROP.

During Q1 2022, we recorded an $11.3 million impairment in our Legacy CGU due to accelerated decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Taxes

As at March 31, 2022, the Company was in a net unrecognized deferred tax asset position of approximately $372.9 million (December 31, 2021 - $378.6 million). Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

Foreign exchange gain or loss is as follows:

	Three months ended March 31
(millions)	2022	2021
Foreign exchange gain	$0.7	$0.7

In Q1 2022, the Company repaid senior notes in the amount of US$5.7 million.

Net Income

	Three months ended March 31
(millions, except per share amounts)	2022	2021
Net income	$23.8	$23.2
Basic per share	0.29	0.32
Diluted per share	$0.28	$0.31

In Q1 2022, net income was the result of the Company’s strong netback, predominantly due to higher commodity prices. This was partially offset by increased depletion and depreciation expenses and higher share-based compensation charges as a result of the Company’s significant share price appreciation during the quarter.

In Q1 2021, net income was due to the Company’s low cost structure and corresponding low operating costs, combined with a recovery within Restructuring and Other as a result of settlements on a previously accrued provision.

Capital Expenditures

	Three months ended March 31
(millions)	2022	2021
Drilling and completions	$67.8	$21.1
Well equipping and facilities	21.8	7.4
Land and geological/geophysical	13.7	0.9
Corporate	0.1	0.1

Capital expenditures	103.4	29.5
Property dispositions, net	—	—

Total capital expenditures	$103.4	$29.5

Continuing with the momentum from our 2021 development program, the Company was active during Q1 2022, utilizing four rigs and drilling across our Willesden Green and Pembina plays in the Cardium and Bluesky and Clearwater plays in Peace River. In addition, in Q1 2022, we successfully purchased 23 sections (14,720 acres) of prospective oil sands rights through Alberta land sales in the Peace River area for a consideration of approximately $13.7 million.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Drilling

	Three months ended March 31
	2022		2021
(number of wells)	Gross	Net	Gross	Net
Oil	22	19	8	6
Injectors, stratigraphic and service	—	—	1	—

Total	22	19	9	6

The Company drilled 19 operated gross wells (18.5 net) during Q1 2022. In addition to this, the Company had a minor non-operated working interest on three oil wells that were drilled by a partner during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Obsidian Energy voluntarily entered into the Government of Alberta’s Area Based Closure program (the “ABC program”) which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. In 2022, the Company is required to follow the new AER guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites.

The Company has received ASRP grants and allocations to date of over $37 million on a gross basis, a portion of which was received in allocation eligibility as an ABC program participant. Total grant support will be determined by final project costs. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. We began utilizing the ASRP grants in Q4 2020 and continued this work in 2022.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	March 31, 2022	December 31, 2021
Long-term debt
Syndicated credit facility	$311.8	$321.5
PROP Limited recourse loan	10.5	16.0
Senior secured notes	47.1	54.9
Deferred interest	1.0	1.3
Deferred financing costs	(2.0)	(2.7)

Total	368.4	391.0
Working capital deficiency
Cash	(5.6)	(7.3)
Accounts receivable	(96.6)	(68.9)
Prepaid expenses and other	(10.0)	(9.1)
Bank overdraft	3.3	—
Accounts payable and accrued liabilities	189.3	107.8

Total	80.4	22.5

Net debt (1)	$448.8	$413.5

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Net debt increased compared to December 31, 2021, as a result of an increase in the working capital deficit. Higher capital spending and share based compensation charges in the quarter increased accounts payable and accrued liabilities, which were partially offset by higher accounts receivable balances as a result of increased commodity prices and production. The higher working capital deficit was partially offset by lower drawings on the syndicated credit facility and repayments made on the senior notes and PROP limited recourse loan.

The Company’s credit facility was classified as a current liability at March 31, 2022 as the term-out date is within 12 months from the reporting date.

Liquidity

The Company has a reserve-based syndicated credit facility with a borrowing limit of $366.8 million which consists of a $260.0 million revolving syndicated credit facility and a $106.8 million non-revolving term loan. At March 31, 2022, $311.8 million was drawn. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies. Management plans to refinance our debt structure in the first half of 2022 with the goal of having senior debt to provide operating liquidity and junior debt for term.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

On March 31, 2022, the Company was in compliance with all of our financial covenants which consisted of the following:

	Limit	March 31, 2022
Senior debt to capitalization	Less than 75%	32%
Total debt to capitalization	Less than 75%	32%

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at March 31, 2022. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing		Fair value (millions)
Oil
WTI Swaps	7,750 bbl/d	April 2022		$121.07/bbl	$(0.7)
WTI Swaps	500 bbl/d	May 2022		$125.53/bbl	—
WTI Swaps (1)	1,121 bbl/d	Q2 2022	US$	65.11/bbl	(4.2)
WTI Swaps (1)	593 bbl/d	Q3 2022	US$	63.26/bbl	(2.0)
WTI Swaps (1)	606 bbl/d	Q4 2022	US$	62.30/bbl	(1.9)

Heavy Oil Differential (1)	801 bbl/d	Q2 2022	US$	(15.43)/bbl	(0.3)

AECO Swaps
AECO Swaps	21,326 mcf/d	April – October 2022		$4.43/mcf	(4.0)

Total					$(13.1)

(1)

PROP Energy 45 Limited Partnership, our wholly owned subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the financial hedges in conjunction with the limited recourse acquisition financing.

Refer to the Business Environment section above for a full list of hedges currently outstanding including trades that were entered into subsequent to March 31, 2022.

Based on commodity prices and contracts in place at March 31, 2022, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $0.5 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.5 million.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management on the Consolidated Statements of Income are as follows:

	Three months ended March 31
(millions)	2022	2021
Realized
Settlement of commodity contracts	$(17.4)	$(5.1)

Total realized risk management loss	$(17.4)	$(5.1)

Unrealized
Commodity contracts	$(10.7)	$0.6

Total unrealized risk management gain (loss)	(10.7)	0.6

Risk management loss	$(28.1)	$(4.5)

Refer to the Business Environment section above for a full list of hedges currently outstanding including trades that were entered into subsequent to March 31, 2022.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	6.5	0.08
Liquids production	1,000 bbl/day	28.3	0.35
Price per mcf of natural gas	AECO $0.10	1.9	0.02
Natural gas production	10 mmcf/day	21.5	0.26
Effective interest rate	1%	1.6	0.02
Exchange rate ($US per $CAD)	$0.01	6.5	0.08

(1)	Non-GAAP financial measure or non-GAAP ratio. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	$369.4	$—	$—	$—	$—	$—	$369.4
Transportation	7.0	4.3	2.7	2.2	1.7	4.1	22.0
Interest obligations	15.4	—	—	—	—	—	15.4
Office lease	7.5	10.0	10.0	0.8	—	—	28.3
Lease liability	3.1	2.9	0.5	0.1	0.1	4.9	11.6
Decommissioning liability (2)	6.1	12.6	11.8	11.1	10.4	62.3	114.3

Total	$408.5	$29.8	$25.0	$14.2	$12.2	$71.3	$561.0

(1)

The 2022 figure includes $311.8 million related to the syndicated credit facility and non-revolving term loan that is due for renewal in 2022 and $47.1 million of senior notes and $10.5 million related to the PROP limited recourse amortizing loan that both mature in 2022. Refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.

(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The revolving period of our syndicated credit facility continues to May 31, 2022 when our borrowing base is redetermined, with a current term out period to November 30, 2022. In addition, at March 31, 2022 the Company had an aggregate of US$37.7 million in senior notes maturing November 30, 2022 and $10.5 million related to the PROP limited recourse loan maturing December 31, 2022. Management plans to refinance our debt structure in the first half of 2022 with the goal of having senior debt to provide operating liquidity and junior debt for term. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our syndicated credit facility, senior notes and PROP limited-recourse loan.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2022	82,017,608
Issuance under Stock option plan	59,688

As at May 3, 2022	82,077,296

Options outstanding:
As at March 31, 2022	2,699,274
Exercised	(59,688)

As at May 3, 2022	2,639,586

RSUs outstanding:
As at March 31, 2022	848,410
Granted	13,370
Forfeited	(6,946)

As at May 3, 2022	854,834

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three months ended March 31, 2022 and 2021.

	Three months ended March 31
Daily production (boe/d)	2022	2021
Cardium
Light oil (bbl/d)	10,914	9,803
Heavy oil (bbl/d)	48	47
NGLs (bbl/d)	2,364	1,985
Natural gas (mmcf/d)	51	43

Total production (boe/d)	21,878	19,056

Peace River
Light oil (bbl/d)	—	—
Heavy oil (bbl/d)	5,594	2,567
NGLs (bbl/d)	4	3
Natural gas (mmcf/d)	5	3

Total production (boe/d)	6,469	3,012

Viking
Light oil (bbl/d)	143	157
Heavy oil (bbl/d)	104	123
NGLs (bbl/d)	22	40
Natural gas (mmcf/d)	3	3

Total production (boe/d)	690	794

Legacy
Light oil (bbl/d)	57	53
Heavy oil (bbl/d)	43	51
NGLs (bbl/d)	42	28
Natural gas (mmcf/d)	1	1

Total production (boe/d)	370	363

Total
Light oil (bbl/d)	11,114	10,014
Heavy oil (bbl/d)	5,789	2,788
NGLs (bbl/d)	2,432	2,056
Natural gas (mmcf/d)	60	50

Total production (boe/d)	29,407	23,225

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Reconciliation of Cash flow from operating activities to Funds flow from operations

Three months ended	Mar. 31 2022	Dec. 31 2021	Sep. 30 2021	June 30 2021	Mar. 31 2021	Dec. 31 2020	Sep. 30 2020	June 30 2020
Cash flow from operating activities	83.9	62.6	65.5	42.2	28.4	11.1	34.8	2.1
Change in non-cash working capital	(18.0)	6.2	(9.1)	(2.3)	10.3	7.6	(11.1)	15.2
Decommissioning expenditures	8.5	2.7	1.6	0.5	3.3	2.3	0.6	0.2
Onerous office lease settlements	2.3	2.1	2.3	2.4	2.3	2.3	2.4	6.2
Deferred financing costs	(0.7)	(1.1)	(1.7)	(1.7)	(1.0)	(2.8)	—	—
Financing fees paid	—	0.3	—	0.3	4.1	5.6	—	—
Restructuring charges (1)	2.5	—	0.1	0.1	(2.0)	0.9	—	—
Transaction costs	0.1	3.4	—	—	0.1	—	2.9	—
Other expenses (1)	—	0.1	0.6	0.8	(9.2)	(0.6)	0.8	1.0
Commodities purchased from third parties	—	3.7	—	—	—	—	—	—

Funds flow from operations	78.6	80.0	59.3	42.3	36.3	26.4	30.4	24.7

(1)	Excludes the non-cash portion of restructuring and other expenses.

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2022 and ending on March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, and deployment into new ventures. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs, certain other expenses and certain commodities purchased from third parties, and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased and sales of commodities purchased and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes as a means to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is the per unit of production amount of revenue less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a reconciliation of netbacks to sales.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above.

“Net debt to funds flow from operations” is net debt divided by funds flow from operations. Net debt and funds flow from operations are non-GAAP financial measures. See “Non-GAAP Financial Measures” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating”.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provide investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

Supplementary Financial Measures

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

“G&A gross – per boe” is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

“G&A net – per boe” is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	mmbtu	Million British thermal unit
MSW	Mixed Sweet Blend	AECO	Alberta benchmark price for natural gas
WTI	West Texas Intermediate	NGL	natural gas liquids

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our strategy of maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder return; our belief that our plan to focus development activity on our Cardium and Peace River assets will generate value for all stakeholders; that our Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile capable of generating growth and sustainable free cash flow; that there is compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders; our plans for and expected debt refinancing and that we plan to appropriately balance production growth, debt repayment and return of capital as we move forward through 2022; our plans in connection with the ASRP; our hedges; the expected re-confirmation and term out dates, as applicable, in connection with our reserve-based syndicated credit facility; the semi-annual borrowing base redetermination dates, maturity dates and revolving period for the syndicated credit facility and not-revolving term loan; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

which the Company operates; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; that the Company will follow the new AER guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites; that we will continue the ASRP work in 2022; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies; and the sensitivity analysis and contractual obligations and commitments moving forward.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 pandemic and/or other factors adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the Peace River Oil Partnership acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 22